CI Fund Management [redacted]

82-4994

CI Financial

RECEIVED
2008 JUL 14 A 11:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

:, Toronto, Ontario M5C 3G7
:: 1-800-268-9374

08003739

SUPPL

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports $265 million in net sales and 2.6% asset growth for May

TORONTO (June 2, 2008) – CI Financial Income Fund ("CI") today reported net sales of $265 million in May 2008, and assets under management of $69.6 billion and total fee-earning assets of $105.1 billion as of May 31, 2008.

During the month, retail assets under management grew by $1.67 billion or 2.6% to $66.8 billion. This represents a gain of $2.6 billion or 4.1% for the year-to-date.

In May, CI subsidiaries CI Investments Inc. and United Financial Corporation had combined gross retail sales of $988 million and net sales of $265 million, consisting of $219 million in long-term funds and $46 million in money market funds.

"It was an excellent month for sales and asset growth," said Stephen A. MacPhail, CI President. "The sales momentum of the RSP season has continued into the slower spring months, a tribute to the strength and depth of our product lineup."

PROCESSED
JUL 15 2008
THOMSON REUTERS

Since February 1, 2008, CI has achieved $1.4 billion in net sales and experienced an increase in retail assets under management of $5.3 billion or 9%.

Support for the Cambridge Funds, launched in January 2008, continues to build, with the funds reaching over $50 million in net sales in May. Under Lead Portfolio Manager Alan Radlo, the Cambridge Funds have posted exceptional performance. For example, Cambridge Canadian Equity Corporate Class has a year-to-date return of 11.2%, outperforming the S&P/TSX Composite Index by 3.7 percentage points, and Cambridge Global Equity Corporate Class has returned 13.7% for the year-to-date, outperforming the MSCI World Index (in Canadian dollars) by 15.6 percentage points.

In May, the Sun*Wise* Elite Plus segregated funds with the Guaranteed Minimum Withdrawal Benefit (GMWB), a rider that offers investors a guaranteed retirement income, surpassed $1 billion in assets under management. Sun*Wise* Elite Plus with the GMWB, offered in partnership with Sun Life Financial, was launched in April 2007 and enhanced in March 2008 with a lifetime withdrawal option.

CI's assets under management at May 31, 2008 consisted of investment funds at CI Investments and United Financial of $66.2 billion, institutional assets at KBSH Capital Management Inc. of $2.8 billion and structured product assets of $553 million. CI also reported assets under administration of $34.0 billion, which consisted of $24.3 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $9.7 billion in assets under administration at Blackmont Capital Inc.

dlw 7/14

CI Financial **News Release**

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

CI FINANCIAL INCOME FUND
May 31, 2008
MONTH-END STATISTICS

MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Total long-term	$850	$631	$219
Total short-term	$138	$92	$46
TOTAL RETAIL FUNDS	$988	$723	$265

FEE-EARNING ASSETS	April 30/08 (millions)	May 31/08 (millions)	% Change
Retail managed funds	$64,579	$66,241	2.6%
Structured products	549	553	0.7%
TOTAL retail assets under management	$65,128	$66,794	2.6%
Institutional managed assets	2,942	2,832	-3.7%
TOTAL assets under management	$68,070	$69,626	2.3%
Assante assets under administration*	23,838	24,315	2.0%
Blackmont assets under administration	9,306	9,683	4.1%
TOTAL assets under administration	$33,144	$33,998	2.6%
CI other fee-earning assets	1,533	1,521	-0.8%
TOTAL FEE-EARNING ASSETS	$102,747	$105,145	2.3%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	April 30/08 (millions)	May 31/08 (millions)	% Change
Monthly	$64,601	$66,654	3.2%
Quarter-to-date	$64,601	$65,644	1.6%
Fiscal year-to-date	$62,508	$63,353	1.4%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2007 (millions)	Fiscal 2008 (millions)	% Change
Fiscal year average retail assets	$64,958	$63,353	-2.5%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,558,251	Bank debt	$1,068
Trust units	135,004,253	Cash & marketable securities	(153)
Total outstanding units	281,562,504	Net debt outstanding	$915
Quarter-to-date weighted average units outstanding	279,152,799	Net debt to annualized EBITDA (most recent quarter)	1.34:1
Yield at $23.75	8.6%	In-the-money option liability (net of tax)	$10
In-the-money options	2,337,549	Terminal redemption value of funds	$786
Percentage of all options	91%	Quarter-to-date equity-based compensation**	$6
All options % of units	0.9%		

*Includes United Financial investment funds
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in unit price and vesting from last quarter-end ($21.79) to May 31, 2008 ($23.75).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**46%**	**Asia**	**4%**
United States	**22%**	**Other**	**3%**
Europe	**12%**	**Cash**	**13%**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, CI management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments

2 Queen St. East, Twentieth Floor
Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

RECEIVED
2009 JUL 14 A 11:44

News Release

NOT FOR DISSEMINATION TO U.S. WIRE SERVICES

FOR IMMEDIATE RELEASE

New deposit note by Scotiabank and CI Investments offers double the exposure with principal protection

TORONTO (June 2, 2008) – CI Investments Inc. ("CI") today announced the launch of The Bank of Nova Scotia – CI 2X™ Deposit Notes, Series 1, which allow investors to benefit from double the exposure to a diverse portfolio of equity and income securities, while still enjoying the peace of mind of principal protection.

The Notes, issued by The Bank of Nova Scotia, offer a return linked to the performance of Signature Income & Growth Fund, an income balanced fund from CI that uses active asset allocation to capitalize on changing market conditions. The Notes' innovative strategy ensures that they have continuous 200% exposure to the fund throughout their 6.5-year life. The fund's distributions are automatically reinvested into the Note structure to maximize tax-deferred growth, while the principal amount is 100% guaranteed by Scotiabank if held to maturity.

"The Notes are designed for investors who want to magnify the impact of their investments, while preserving their hard-earned capital," said David R. McBain, CI Senior Vice-President. "The Notes' structure maximizes performance potential with 200% exposure to the fund at all times regardless of fund performance, while controlling risk through principal protection and the fund's broad diversification."

Signature Income & Growth Fund has a strong track record, placing in the first quartile of its category over one, three and five years, and holding the top five-star ranking from Morningstar Canada, as of April 30, 2008 (Source: Morningstar Canada).

The fund's portfolio is managed by Signature Global Advisors, a division of CI Investments, and invests in a broad range of asset classes, including government and corporate bonds, income trusts, preferred shares and dividend-paying common stocks. This diversification reduces risk and gives the managers more flexibility to respond to changing market conditions, so that they can take advantage of new opportunities as well as preserve capital. The lead portfolio managers are Eric Bushell, Signature's Chief Investment Officer, and James Dutkiewicz.

The Bank of Nova Scotia – CI 2X Deposit Notes, Series 1, are available for sale until July 31, 2008, through registered dealer representatives, and are eligible for registered plans. The minimum purchase is $5,000. A complete description of the Notes can be found in the Information Statement describing the issue.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or under any state securities laws and, subject to certain

exemptions, may not be offered for sale, sold or delivered, directly or indirectly, in the United States, its territories or possessions to or for the account or benefit of U.S. persons within the meaning of regulations under the 1933 Act. No securities commission or similar authority has reviewed or in any way passed on the Notes described and any representation to the contrary is an offence.

About Bank of Nova Scotia
Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 60,000 employees, Scotiabank Group and its affiliates serve approximately 12.5 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services, including personal, commercial, corporate and investment banking. With $453 billion in assets (as at April 30, 2008), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

About CI Investments
CI Investments Inc. is one of Canada's largest investment fund companies with over $56 billion in assets under management. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com. CI is controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with $105.1 billion in fee-earning assets as of May 31, 2008.

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For further information:
David R. McBain
Senior Vice-President
CI Investments Inc.
(416) 364-1145

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending June 30, 2008

Toronto, June 2, 2008 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending June 30, 2008 of $0.04167 per Priority Equity Share and $0.07 per Class A Share payable on June 30, 2008 to unitholders of record as at June 15, 2008.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.07 per Class A Share to yield 5.6% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under th~ symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2008\jun\rel-cxc.doc

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

RECEIVED
2008 JUL 14 A 11:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

TSX Symbol: GSX.PR.A **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Quarterly Distribution to Preferred Shareholders

Toronto, June 2, 2008 – Global Resource Split Corp. (the "Corporation") announced today its quarterly distribution for the period ending June 30, 2008 of $0.13125 per preferred share payable on June 30, 2008 to shareholders of record as at June 13, 2008.

The Corporation's investment objectives for the preferred shares are to provide shareholders with fixed quarterly cash distributions of $0.13125 per share, representing a yield of 5.25% per annum on the issue price, and to return the original issue price of $10 to preferred shareholders at the time of redemption on June 30, 2009.

The Corporation's preferred shares are listed on the Toronto Stock Exchange under the symbol GSX.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\jun\rel-gsx doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, June 16, 2008 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending June 30, 2008 of $0.25 per unit payable on July 15, 2008 to unitholders of record as at June 30, 2008.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending June 30, 2008

Toronto, June 17, 2008 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending June 30, 2008 payable on July 15, 2008 to unitholders of record as at June 30, 2008:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, June 17, 2008 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending June 30, 2008 of $0.375 per unit payable on July 15, 2008 to unitholders of record as at June 30, 2008.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

j:\ci\cii\funds\skylon\distributions\distributions\2008\jun\rel-all-asset.doc

END